KATALYST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

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SEC FILE NUMBER
8-53260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Katalyst Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

655 Third Avenue 18th floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jennifer Goro	212-400-6993	jag@katalystsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raich Ende Malter & Co, LLP
(Name – if individual, state last, first, and middle name)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

6/23/2004	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Michael Silverman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Katalyst Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER GORO
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Queens County
01GO6205718
MY COMMISSION EXPIRES 05/11/2025

Signature: [signature]

Title: MANAGING DIRECTOR

Jennifer Goro
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KATALYST SECURITIES, LLC

DECEMBER 31, 2021

TABLE OF CONTENTS



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Katalyst Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Katalyst Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Katalyst Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Katalyst Securities, LLC's management. Our responsibility is to express an opinion on Katalyst Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Katalyst Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Katalyst Securities, LLC's auditor since 2022.
New York, New York
March 24, 2022

PrimeGlobal | An Association of Independent Accounting Firms

1

KATALYST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	298,686
Fees receivable		6,127
Prepaid expenses		103,807
Other assets		17,797
Total assets	$	426,417

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	223,284
Member's equity		203,133
Total liabilities and member's equity	$	426,417

KATALYST SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Katalyst Securities, LLC, (the "Company") was organized as a Pennsylvania limited liability company on February 23, 2001, and was a wholly owned subsidiary of Katalyst LLC ("Katalyst"). The Company, located in New York, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. On October 26, 2010, FINRA approved the change in ownership of Katalyst Securities LLC. The former Katalyst LLC sold 100% ownership interest to Securities Operations Specialists Inc., a New York Corporation (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and cash equivalents
The Company considers as cash all short-term investments with an original maturity of three months or less to be equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments
Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentration of risk
The Company maintains cash in bank accounts which are non-interest bearing. As of January 1, 2013, interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income taxes

As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at December 31, 2021.

Uncertain tax positions

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes." As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the member's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2017 are no longer subject to examination by tax authorities.

Credit Losses

The guidance under Accounting Standards Codification Topic 326, (Financial Instruments-Credit losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the guidance, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The allowance for credit losses is based on Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the of the collectability in determining the allowance for credit losses. The Company has not recorded an allowance for credit losses for the year ended December 31, 2021. The Company had fees receivables of $18,974, and $6,127 for the years ended December 31, 2020 and December 31, 2021, respectively.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

3. COMMITMENTS AND CONTINGENCIES

Office lease
On January 4, 2021, the Company entered into a new lease agreement for office space in New York City running through November 22, 2022.

In November 2020 the Company also entered into a short-term lease in Biscayne, Florida which expired on May 1, 2021. In December 2021, the Company entered into a new lease on another short-term basis and prepaid $75,000 for access to the same property through December 31, 2022.

Minimum aggregate annual rentals for office space at December 31, 2021 are approximately as follows:

For the Years Ending December 31:	Amount
2022	97,929
	$ 97,929

PPP loan
The Company received loan proceeds in the amount of $26,875 under the Paycheck Protection Program ("PPP") in May 2020 from Wells Fargo. The PPP, established as part of the Coronavirus Aid, Relief & Economic Security Act ("CARES Act") provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1.00%, with a deferral of payments for the first six months. As of December 31, 2021, the entire amount of the loan proceeds was forgiven during April 2021.

4. POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any requirement pursuant to Rule 15c3-3 as it operated in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2021, the Company had net capital as defined, of $81,529, which exceeded the required minimum net capital of $14,477 by $67,052. Aggregate indebtedness at December 31, 2021 totaled $217,157. The Company's percentage of aggregate indebtedness to net capital was 266.36 %.

6. RISKS AND UNCERTAINTIES

During the year ended December 31, 2021, an outbreak of, COVID-19, the Coronavirus Disease, has caused economic uncertainty from the impact of this pandemic outbreak and its consequences have had negative implications for both the global and US economies. COVID-19 has impacted supply chains and markets and has spread throughout the United States, causing disruption through mandated and voluntary business closings in various industries. A recession or severe market reaction to any of the foregoing could have a material effect on our business operations and financial condition. The long-term effect, if any, is not currently determinable as of the date of these financial statements.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2021, through the date of the report and determined that there are no material events that would require disclosures in the Company's financial statements.